Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

May 9, 2019

VIA E-MAIL AND EDGAR

Nicholas P. Panos Senior Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Argo Group International Holdings, Ltd. Additional Definitive Proxy Solicitation Materials on Schedule 14A (DFAN14A) Filed April 30, 2019 by Voce Catalyst Partners LP, et al. File No. 001-15259

 Dear Mr. Panos:

On behalf of Voce Catalyst Partners LP and its affiliates (collectively, “Voce”), we are responding to your letter dated May 1, 2019 in connection with the additional definitive proxy solicitation materials on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on April 30, 2019 (the “April 30 DFAN14A”). We have reviewed the comments of the staff of the SEC (the “Staff”) and respond below. For your convenience, the comments are restated in italics, with our responses following. Capitalized terms used but not defined herein have the meaning ascribed to such terms in Voce’s definitive proxy statement on Schedule 14A filed with the SEC on April 12, 2019 with respect to the 2019 annual general meeting of shareholders of Argo Group International Holdings, Ltd. (“Argo” or the “Company”).

1. Please provide us with the factual foundation to support the following assertions made on page seven in Exhibit 99 to the above-captioned filing. Refer to Note b. of Rule 14a-9.

“Argo’s purported expense reductions are illusory; it has simply transferred costs from its underwriting business and buried them in its investment portfolio.”

To the extent that the purported expense reductions have been simply “buried,” please also advise us how they were uncovered and whether or not the participants are alleging that Argo engaged in illegal conduct.

Mr. Panos

May 9, 2019

Voce respectfully acknowledges the Staff’s comment and provides the Staff with the following explanation: Investment portfolio expenses are reported only once a year in the Company’s Annual Report on Form 10-K, in contrast with underwriting expenses which the Company reports quarterly in the Company’s press releases and Quarterly Reports on Form 10-Q. The less frequent disclosure and commensurately less scrutiny this line item receives by research analysts as compared to the “expense ratio” undergirded Voce’s assertion of the expenses being buried. This is a matter of analyst and investor scrutiny; Voce is not alleging any illegal conduct, instead relying on the Company’s auditors and their manner of reporting to make a reasonably supported statement regarding its curious allocation of expenses. Additionally, in Voce’s meetings with management, the Company’s Chief Financial Officer (“CFO”) and Chief Executive Officer (“CEO”) informed Voce that the recent increase in the Company’s investment portfolio expenses was the result of reallocating executive time, thereby lending further credence to Voce’s above statement.

2. The inclusion of asset valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should therefore be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values. For example, we note the disclosure on slide number eight that states “[c]ould result in share price appreciation to $83 - $126 (26% - 90% above current [value]).” Advise us, with a view toward amended disclosure, how the participants determined these figures. In addition, advise us what consideration, if any, the participants gave to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

Voce respectfully acknowledges the Staff’s comment and directs the Staff to the disclaimer Voce included at the beginning of the presentation attached to the April 30 DFAN14A as Exhibit 99 (the “Presentation”), specifically on its page 2 with the header “Disclaimer.” There, Voce makes clear that the Presentation contains assumptions based upon Voce’s reasonable estimates and projections and that there could be no guarantee that the “trends, outcomes and market conditions depicted . . . will continue in the future.” Voce also explicitly noted that that there can be “no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein.” Voce derived the projected potential share price valuations, included in the Presentation’s executive overview on page 8, by employing generally accepted valuation methodologies – notably, based on the current trading multiples of comparable publicly traded companies. Voce’s methods are delineated in more fulsome and specific detail on pages 63–111, where the opportunities for driving share price appreciation are carefully laid out. Finally, on page 116 of the Presentation, Voce presents a chart summarizing how the opportunities presented in the Presentation have the potential to create share price appreciation to approximately $83 – $126.

3. Please provide us with the factual foundation required to support the contention that Argo’s failure to cover its cost of capital necessarily results in it “destroying shareholder value” as presented on slide number 54. Refer to Note b. of Rule 14a-9.

Mr. Panos

May 9, 2019

Voce respectfully acknowledges the Staff’s comment and responds that the Company’s cost of capital is its cost of funding (be it debt or equity) or the rate of return required by the investor of that capital. Voce believes the Company’s cost of equity capital to be approximately 10% based on the capital asset pricing model using Argo’s 10 year adjusted beta of 0.723, a market risk premium of 6.95%, risk-free rate of 2.7% and a size premium adjustment of 1.74%. The Company’s 10-year average return on equity of 5.7%, according to Voce’s calculations, runs below its cost of equity capital. When considering the required return of 10% on a dollar of equity, any shareholder would be worse off investing in the Company (to receive only the insufficient return on equity) rather than an asset that generates a return equal to or greater than the cost of that dollar. Voce therefore believes that its above statement reasonably and factually follows.

4. Please provide us with the factual foundation required to support the contention on slide number84 that Argo manipulated its investment portfolio expense and has otherwise falsely represented that it has reduced underwriting expenses. Refer to Note b. of Rule 14a-9.

Voce respectfully acknowledges the Staff’s comment and directs the Staff to its response to the first question above for the background to this response. Additionally, during Voce’s meetings with management, the Company’s CFO and CEO admitted to Voce that its investment portfolio expenses had increased dramatically since 2014 as a result of how the Company allocates time spent by certain executives. With this reallocation of executive time, the Company allocated expense to the investment portfolio (a less frequently reported and less scrutinized line item) that we believe would otherwise be included in the line item, “Underwriting, acquisition and insurance expenses” on the income statement.

5. Please refer to the following assertion on slide number 101: “Like almost everything else at Argo, we believe its investment portfolio has been influenced by the CEO’s personal relationships and pet projects, resulting in undue amounts of risk.” To the extent that this belief could be supported by fact, please advise us whether or not the participants have pursued any claims for breach of fiduciary duty in a court of competent jurisdiction. In addition, please provide us with the factual foundation to support the cited belief. Please refer to Note b. of Rule 14a-9.

Voce has not pursued any claims for breach of fiduciary duty, rather it is highlighting that the Company’s allocation of its investment portfolio to “alternative” investments is higher than its peers. Voce believes this discrepancy may be related to the CEO’s personal relationships with individuals in the asset management industry who represent a portion of these alternative investments. For example, Argo is a limited partner in various private investment funds (investing heavily in insurance companies) sponsored by Aquiline Capital Partners LLC, a private equity firm run by former insurance industry executives with whom Voce understands Argo’s CEO maintains personal relationships. Voce believes that increasing exposure to the insurance industry in the investment portfolio is unduly risky and counter to the portfolio’s mandate, which is to diversify risk. Separately, the Company has stated that its condominium properties in Miami,

Mr. Panos

May 9, 2019

Florida are part of its investment portfolio. Voce believes that the CEO frequently flies to South Florida, which could have influenced the Company’s decision to make investments in this region. Both the over-allocation to alternatives (relative to peers) and concentrated real estate investments (as opposed to REITs or real estate funds) represent undue risks to shareholders. Voce believes these facts and reasonable beliefs provide a factual foundation to support the statement in question.

***

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya Crawford
Aneliya Crawford